Brian F. Faulkner
                          A PROFESSIONAL LAW CORPORATION
   27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
            T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                              E: BRIFFAULK@AOL.COM





VIA FEDERAL EXPRESS AND EDGAR


July 11, 2006


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  RMD Technologies, Inc.
     Amendment No. 8 to Registration Statement on Form 10-SB
     Filed July 7, 2006
     Amendment No. 2 to Form 10-QSB for the Quarter Ended February 28, 2006 Filed June 16, 2006
     File No. 0-51109

Dear Mr. Owings:

     This letter is in response to my telephone conversation of this date with Adam Phippen of your office with regard to Amendment No. 8 to the Form 10-SB registration statement of RMD Technologies, Inc., a California corporation ("Company"), filed on July 7, 2006, and Amendment No. 2 to Form 10-QSB for the quarter ended February 28, 2006, filed on July 7, 2006. Each comment point in our conversation will be addressed below and in an amended Form 10-SB, and an amended Form 10-QSB to be filed on EDGAR:

1. As requested, the word "RESTATED" has been inserted at the top of the February 28, 2006 balance sheet, as well as on the Statements of Operations (three and nine months ended February 28, 2006) and the Statements of Cash Flows (nine months ended February 28, 2006).

2. As requested, a new Note 4 has been added to the February 28, 2006 financial statements, this note discussing the restatement of the financial statements as required by APB No. 20.

     I have enclosed two marked copies of the filed Form 10-SB/A
(Amendment No. 9) and the filed Form 10-QSB/A (February 28, 2006)
(Amendment No. 3) showing the changes made pursuant to this letter. Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,




                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Pat Galliher, RMD Technologies, Inc.